UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

J. W. MAYS, INC.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

057847310

(CUSIP Number)

Laura M. Twomey, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Statement on Schedule 13D, as amended, to which this amendment relates (the “Schedule 13D”), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the individuals who are signatories to this Schedule 13D (such persons, collectively, the “Reporting Persons”), relating to the Common Stock, par value $1.00 per share (the “Common Stock”), of J. W. Mays, Inc., a New York corporation (“J. W. Mays”), is hereby amended as set forth below.

Item 4.   Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On March 29, 2017, Steven Gurney-Goldman, the grandson of Sol Goldman, was appointed to the board of directors of J. W. Mays.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 25, 2017

JANE H. GOLDMAN, as Co-Executrix of the Estate of Sol Goldman, Deceased, as Co-Trustee of the Lillian Goldman Marital Trust and as Co-Executrix of the Estate of Lillian Goldman, Deceased

/s/ Jane H. Goldman

ALLAN H. GOLDMAN, as Co-Executor of the Estate of Sol Goldman, Deceased, as Co-Trustee of the Lillian Goldman Marital Trust and as Co-Executor of the Estate of Lillian Goldman, Deceased

/s/ Allan H. Goldman

LOUISA LITTLE, as Co-Executrix of the Estate of Sol Goldman, Deceased and as Co-Trustee of the Lillian Goldman Marital Trust

/s/ Louisa Little

AMY P. GOLDMAN, as Co-Executrix of the Estate of Lillian Goldman, Deceased

/s/ Amy P. Goldman

[J. W. MAYS, INC. – SCHEDULE 13D/A]

DIANE GOLDMAN KEMPER, as Co-Executrix of the Estate of Lillian Goldman, Deceased

/s/ Diane Goldman Kemper

LILLIAN GOLDMAN MARITAL TRUST

By:	/s/ Jane H. Goldman
Jane H. Goldman, Trustee

By:	/s/ Allan H. Goldman
Allan H. Goldman, Trustee

By:	/s/ Louisa Little
Louisa Little, Trustee

[J. W. MAYS, INC. – SCHEDULE 13D/A]